Exhibit 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2019, Parker Drilling Company (“Parker,” the “Company,” “we,” “us,” and “our”) had one class of common stock, par value $0.01, registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The following description of our common stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our amended and restated certificate of incorporation (as amended, the “Certificate of Incorporation”) and our amended and restated bylaws (the “Bylaws”), each of which is incorporated herein by reference as an exhibit to the Annual Report on Form 10-K filed with the Securities and Exchange Commission, of which this Exhibit 4.1 is a part. We encourage you to read our Certificate of Incorporation, our Bylaws and the applicable provisions of the General Corporation Law of the State of Delaware (the “DGCL”) for additional information.

Authorized Capital Stock

Our Certificate of Incorporation currently authorizes our Board of Directors to issue 500,000,000 shares of common stock, par value $0.01 per share. As of February 28, 2020, 15,044,676 shares of our common stock were issued and outstanding. There are no redemption or sinking fund provisions applicable to our common stock and the shares of our common stock are not convertible into any of Parker’s other securities. All outstanding shares of our common stock are fully paid and non-assessable.

Dividend Rights

The DGCL and our Certificate of Incorporation do not require our Board of Directors to declare dividends on our common stock. Holders of our common stock may receive such dividends as our Board of Directors may declare in its discretion out of legally available funds. Our payment of dividends on our common stock in the future will be determined by our Board of Directors in its sole discretion and will depend on business conditions, our financial condition, earnings and liquidity, and other factors.

Voting Rights

Our Certificate of Incorporation provides that, except as may otherwise be provided in the Certificate of Incorporation (including any designation relating to any outstanding series of preferred stock) or by applicable law, each holder of shares of common stock, as such, shall be entitled to one vote for each share of common stock held of record by such holder on all matters on which stockholders generally are entitled to vote and the common stock shall have the exclusive right to vote for the election of directors and all other matters properly submitted to a vote of the stockholders. Under our Bylaws, those nominees who, in an election of directors, receive a plurality of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon shall be elected. All other matters properly submitted to a vote of the stockholders shall be decided by the vote of the holders of a majority of the voting power of the shares entitled to vote thereon present in person or by proxy at the meeting, unless otherwise provided by law, rule or regulation, including any stock exchange rule or regulation, applicable to Parker. Holders of our common stock do not possess cumulative voting rights.

Liquidation Rights

In the event of any liquidation, dissolution or winding up of Parker, the holders of our common stock would be entitled to, after payment or provision for payment of all of our debts and liabilities, share equally in all of our assets available for distribution. Holders of our preferred stock, if any such shares are then outstanding, may have a priority over the holders of common stock in the event of any liquidation or dissolution.

Listing

On December 31, 2019, our common stock was traded on the NYSE under the trading symbol “PKD.” As described above, on January 29, 2019, Parker filed a Form 25 with the SEC to give the NYSE notice of our intention to voluntarily delist our common stock and withdraw its registration with the SEC. As a result, our common stock was delisted from the NYSE on February 10, 2020 and has ceased trading on the NYSE.

Preferred Stock

Our Board of Directors has the authority, without action by our stockholders, to designate and issue preferred stock in one or more series or classes, with each such series to consist of such number of shares and to have such voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, as shall be stated in the resolution or resolutions providing for the issuance of such series adopted by our Board of Directors. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of our common stock until our Board of Directors determines the specific rights of the holders of the preferred stock. However, the effects might include:

•	restricting dividends on our common stock;

•	diluting the voting power of our common stock;

•	impairing liquidation rights of our common stock; or

•	delaying or preventing a change in control of us without further action by our stockholders.
Anti-Takeover Provisions
Some provisions of Delaware law, the Certificate of Incorporation and the Bylaws summarized below could make certain change of control transactions more difficult, including acquisitions of Parker by means of a tender offer, proxy contest or otherwise, as well as removal of the incumbent directors. These provisions may have the effect of preventing changes in management. It is possible that these provisions would make it more difficult to accomplish or deter transactions that a stockholder might consider in his or her best interest, including those attempts that might result in a premium over the market price for the common stock.
Business Combinations under Delaware Law
Parker has opted out of Section 203 of the DGCL.
Number and Election of Directors
The Certificate of Incorporation provides that the Board shall initially be comprised of seven directors, with the number of directors to be fixed from time to time by resolution adopted by a majority of the total number of directors the Board would have if there were no vacancies.
The Bylaws provide that special meetings of stockholders may be called only by (i) the chairman of the Board, (ii) the Board pursuant to a resolution adopted by the majority of the Board or (iii) the secretary of Parker upon the delivery of a written request to Parker by the holders of at least a majority of the outstanding shares of common stock in the manner provided in the Bylaws.
Amendments to the Bylaws
The Bylaws may be amended or repealed or new bylaws may be adopted (i) by action of the Board or (ii) without action of the Board, by the affirmative vote of the holders of a majority of the voting power of all outstanding shares of common stock entitled to vote generally in the election of directors.
Other Limitations on Stockholder Actions
Advance notice is required for stockholders to nominate directors or to submit proposals for consideration at meetings of stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to the corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at the principal executive offices not less than 90 days nor more than 120 days prior to the anniversary of the immediately preceding annual meeting of stockholders. The Bylaws specify in detail the requirements as to form and content of all stockholder notices. These requirements may preclude stockholders from bringing matters before the stockholders at an annual or special meeting. The Bylaws also describe certain criteria for when stockholder-requested meetings need not be held.
Directors may be removed from office at any time by the affirmative vote of holders of at least a majority of the outstanding shares of common stock entitled generally to vote in the election of directors.
Newly Created Directorships and Vacancies on the Board

Under the Bylaws, any newly created directorships resulting from any increase in the number of directors and any vacancies on the Board for any reason may be filled solely by a majority vote of the directors then in office, even if less than a quorum, or by a sole remaining director (and not by stockholders).
No Cumulative Voting
The Certificate of Incorporation provides that there will be no cumulative voting in the election of directors.
Authorized but Unissued Shares
Under Delaware law, Parker’s authorized but unissued shares of common stock are available for future issuance without stockholder approval. Parker may use these additional shares of common stock for a variety of corporate purposes, including future public offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock could render more difficult or discourage an attempt to obtain control of Parker by means of a proxy contest, tender offer, merger or otherwise.
Exclusive Forum
Our Certificate of Incorporation provides that, subject to limited exceptions, the Court of Chancery in the State of Delaware (or, if and only if the Court of Chancery lacks subject matter jurisdiction, the federal district court for the District of Delaware) will be the sole and exclusive forum for any: (i) derivative action or proceeding brought on our behalf; (ii) action asserting a claim of breach of fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders; (iii) action asserting a claim against us arising pursuant to any provision of the Delaware General Corporation Law, our certificate of incorporation, our bylaws or as to which the Delaware General Corporation Law confers jurisdiction on the Court of Chancery; or (iv) action asserting a claim against us that is governed by the internal affairs doctrine. In addition, our certificate of incorporation provides that if any action specified above (each is referred to herein as a covered proceeding), is filed in a court other than a court located within the State of Delaware (each is referred to herein as a foreign action), the claiming party will be deemed to have consented to (i) the personal jurisdiction of state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce the exclusive forum provision described above and (ii) having service of process made upon such claiming party in any such enforcement action by service upon such claiming party’s counsel in the foreign action as agent for such claiming party. These provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and employees. Alternatively, if a court were to find these provisions of our a certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the covered proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition.